January 12, 2011
VIA EDGAR AND OVERNIGHT COURIER
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4720
Attn:	Jeffrey P. Riedler Keira Nakada Gus Rodriguez Rose Zukin
Re:	Re: Endocyte, Inc. Amendment No. 2 to Registration Statement on Form S-1 Initially filed on December 15, 2010 File No. 333-168904 Amendment No. 3 filed on January 12, 2011
Ladies and Gentlemen:
     On behalf of Endocyte, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 4, 2011 relating to the above-referenced Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-168904) filed with the Commission on December 15, 2010 (the “Registration Statement”).
     The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing marked copies, complete with exhibits, of Amendment No. 3.
     In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 3. Except as

Endocyte, Inc.
January 12, 2011

otherwise specifically indicated, page references herein correspond to the page of Amendment No. 3. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.
Amendment No. 2 to Registration Statement on Form S-1
Compensation Discussion and Analysis
Performance-driven Compensation, page 113
Short-Term Incentives (Cash Bonuses), page 115
     1. We note your response to Comment 7 to reissue the Comment in part. You state on page 116 that “the individual percentages allocated to each NEO [from the bonus pool] reflect the assessment of their individual performance based on the achievement of the individual goals outlined above.” Please expand your disclosure to disclose the achievement level of each individual goal of each NEO. In addition, please describe the material factors, for each NEO, that the Compensation Committee considered when determining the achievement level of each individual goal.
     RESPONSE TO COMMENT 1:
     The Company has revised its disclosure to disclose the achievement levels of each individual goal of each NEO. Additionally, the Company has revised its disclosure to describe the material factors, for each NEO, that the Compensation Committee considered when determining the achievement level of each individual goal.
     In addition to the aforementioned responses to the Staff’s comments, the Company confirms that it will, at the time it requests acceleration of effectiveness of the Registration Statement, provide a written statement from the Company acknowledging that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it will not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Endocyte, Inc.
January 12, 2011

     Please direct your questions or comments regarding this letter or Amendment No. 3 to the undersigned or Elton Satusky at (650) 996-4063. Thank you for your assistance.
Respectfully submitted,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
/s/ Elton Satusky
Elton Satusky

cc:	P. Ron Ellis 3000 Kent Avenue, Suite A1-100
West Lafayette, IN 47906

David J. Segre, Esq.
Elton Satusky, Esq.
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304

Bruce K. Dallas, Esq.
Davis Polk & Wardwell LLP
1600 El Camino Real
Menlo Park, CA 94025